SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

B COMMUNICATIONS LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

B COMMUNICATIONS LTD.

EXPLANATORY NOTE

The following exhibit is attached:

99.1

A Report of Internet Gold-Golden Lines Ltd., the parent company of B Communications Ltd. - Immediate Report - Attached is a proposal received by Internet Gold-Golden Lines Ltd., on behalf of the Searchlight Group, for the purchase of Internet Gold-Golden Lines Ltd’s position in B Communications Ltd. It should be clarified that this proposal has not yet been examined by Internet Gold-Golden Lines Ltd’s Board of Directors. Internet Gold-Golden Lines Ltd expects that the proposal will also be discussed in the framework of a meeting of Internet Gold-Golden Lines Ltd’s bondholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

Date: February 10, 2019	By:	/s/ Ami Barlev
Ami Barlev
Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1

A Report of Internet Gold-Golden Lines Ltd., the parent company of B Communications Ltd. - Immediate Report - Attached is a proposal received by Internet Gold-Golden Lines Ltd., on behalf of the Searchlight Group, for the purchase of Internet Gold-Golden Lines Ltd’s position in B Communications Ltd. It should be clarified that this proposal has not yet been examined by Internet Gold-Golden Lines Ltd’s Board of Directors. Internet Gold-Golden Lines Ltd expects that the proposal will also be discussed in the framework of a meeting of Internet Gold-Golden Lines Ltd’s bondholders.

3